UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 28, 2011

SunPower Corporation

(Exact name of registrant as specified in its charter)

000-34166

(Commission

File Number)

Delaware	94-3008969
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

77 Rio Robles, San Jose, California 95134

(Address of principal executive offices, with zip code)

(408) 240-5500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Tender Offer Agreement

On April 28, 2011, SunPower Corporation, a Delaware corporation (the “Company”), and Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France (the “Purchaser”), an indirect wholly-owned subsidiary of Total S.A., a société anonyme organized under the laws of the Republic of France (“Parent”), entered into a Tender Offer Agreement (the “Tender Offer Agreement”). Pursuant to the Tender Offer Agreement, and upon the terms and subject to the conditions thereof, Purchaser has agreed to commence a cash tender offer to acquire up to 60% of the Company’s outstanding shares of Class A Common stock and up to 60% of the Company’s outstanding shares of Class B Common stock (the “Offer”) at a price of $23.25 per share for each class (the “Offer Price”).

The consummation of the Offer is conditioned on:

• there having been validly tendered (not including shares tendered pursuant to procedures for guaranteed delivery) and not withdrawn in accordance with the terms of the Offer (1) a number of shares of Class A common stock which, together with the number of shares of Class A common stock, if any, beneficially owned by any “group,” as defined in Section 13(d) of the Exchange Act in which Purchaser is a member, constitutes at least a majority of the total number of then outstanding shares of Class A common stock and (2) a number of shares of Class B common stock which, together with the number of shares of Class B common stock, if any, beneficially owned by any “group,” as defined in or under Section 13(d) of the Exchange Act, in which Purchaser is a member, constitutes at least a majority of the total number of then outstanding shares of Class B common stock (the “Minimum Condition”);

• expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and clearance by the European Commission under Council Regulation (EC) No. 139/2004 of 20 January 2004 of the Council of the European Union or its member states;

• the accuracy of the Company’s representations and warranties and compliance by the Company with the covenants contained in the Tender Offer Agreement, subject to qualifications; and

• the satisfaction or waiver of other customary conditions.

The Tender Offer Agreement contains customary representations, warranties and covenants of the parties. The Company has agreed to refrain from engaging in certain activities that are out of the ordinary course of business until the Offer is consummated. In addition, under the terms of the Tender Offer Agreement, the Company has agreed to not solicit or support and has agreed to cause its representatives to not solicit or support any alternative acquisition proposals, subject to customary exceptions for the Company to respond to and support unsolicited proposals in the exercise by the Board of Directors of the Company (the “Company Board”) of its fiduciary duties. The Company will be obligated to pay a termination fee to Purchaser equal to the sum of (i) $42.5 million plus (ii) Purchaser’s transaction expenses up to $2.5 million in certain customary circumstances, including with respect to accepting an unsolicited alternative proposal that is superior to the transaction with Purchaser, and to reimburse Purchaser for up to $2.5 million of its transaction expenses in the event that Purchaser is entitled to terminate the Offer and the Minimum Condition is not then satisfied.

The foregoing description of the Tender Offer Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Offer Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Tender Offer Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company. In particular, the assertions embodied in the representations and warranties contained in the Tender Offer Agreement are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Tender Offer Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Tender Offer Agreement. Moreover, certain representations and warranties in the Tender Offer Agreement were used for the purpose of allocating risk between the Company and Purchaser, rather than establishing matters of fact. Accordingly the representations and warranties in the Tender Offer Agreement may not constitute the actual state of facts about the Company or Purchaser.

Tender Offer Agreement Guaranty

Parent has entered into a guaranty (the “Tender Offer Agreement Guaranty”) in connection with the Offer pursuant to which Parent unconditionally guarantees the full and prompt payment obligations under the Tender Offer Agreement and the full and prompt performance of all of Purchaser’s representations, warranties, covenants, duties and agreements contained in the Tender Offer Agreement. The maximum aggregate liability to Parent under the Tender Offer Guaranty, however, will not be more than the value of the shares of Class A common stock and Class B common stock that are subject to the Offer, based on the Offer Price.

A copy of the Tender Offer Agreement Guaranty is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Tender Offer Agreement Guaranty is qualified in its entirety by reference to the full text of the Tender Offer Agreement Guaranty.

Credit Support Agreement

The Company and Parent have entered into a Credit Support Agreement (the “Credit Support Agreement”) under which Parent has agreed to enter into one or more guarantee agreements (each a “Guaranty”) with banks providing letter of credit facilities to the Company in support of certain Company businesses and other permitted purposes. Parent will guarantee the payment to the applicable bank of the Company’s obligation to reimburse a draw on a letter of credit and pay interest thereon in accordance with the letter of credit facility between such bank and the Company. The Credit Support Agreement will become effective on the date on which the acceptance for payment by Purchaser of shares pursuant to the Offer occurs (the “CSA Effective Date”). Under the Credit Support Agreement, at any time from the CSA Effective Date until the fifth anniversary of the CSA Effective Date, the Company may request that Parent provide a Guaranty in support of the Company’s payment obligations with respect to a letter of credit facility. Parent is required to issue and enter into the Guaranty requested by the Company, subject to certain terms and conditions that may be waived by Parent, including that the letter of credit facility may not permit the issuance of letters of credit beyond the seventh anniversary of the CSA Effective Date and may not permit the issuance of letters of credit for any obligations of the Company or a wholly-owned subsidiary other than certain obligations specified in the Credit Support Agreement. In addition, Parent will not be required to enter into the Guaranty if, after giving effect to the Company’s request for a Guaranty, the sum of (a) the aggregate amount available to be drawn under all guaranteed letter of credit facilities, (b) the amount of letters of credit available to be issued under any guaranteed facility and (c) the aggregate amount of draws (including accrued but unpaid interest) on any letters of credit issued under any guaranteed facility that have not yet been reimbursed by the Company, would exceed:

•	$445 million for the period from the CSA Effective Date through December 31, 2011;

•	$725 million for the period from January 1, 2012 through December 31, 2012;

•	$771 million for the period from January 1, 2013 through December 31, 2013;

•	$878 million for the period from January 1, 2014 through December 31, 2014;

•	$936 million for the period from January 1, 2015 through December 31, 2015; and

•	$1 billion for the period from January 1, 2016 through the termination of the Credit Support Agreement.

Such maximum amounts of credit support available to the Company can be reduced or increased upon the occurrence of specified events.

In consideration for the commitments of Parent, the Company is required to pay Parent a guarantee fee for each letter of credit that is the subject of a Guaranty and was outstanding for all or part of the preceding calendar quarter, which fee will be equal to: (x) the average daily amount of the undrawn amount outstanding on each guaranteed letter of credit plus any drawn amounts that have not been reimbursed by the Company or Parent, (y) multiplied by 1.0% for letters of credit issued or extended prior to the second anniversary of the completion of the Offer; 1.4% for letters of credit issued or extended from the second anniversary of the completion of the Offer until the third anniversary of the completion of the Offer; 1.85% for letters of credit issued or extended from the third anniversary of the completion of the Offer until the fourth anniversary of the completion of the Offer; and 2.35% for letters of credit issued or extended from the fourth anniversary of the completion of the Offer until the fifth anniversary of the completion of the Offer, (z) multiplied by the number of days during such calendar quarter that such letter of credit was outstanding, divided by 365.

The Company is also required to reimburse Parent for payments made under any Guaranty, plus interest, and certain expenses of Parent, plus interest.

The Company has agreed to undertake certain actions, including, but not limited to, ensuring that the payment obligations of the Company to Parent rank at least equal in right of payment with all of the Company’s other present and future indebtedness, other than certain permitted secured indebtedness. The Company has also agreed to refrain from taking certain actions, including refraining from making any equity distributions so long as it has any outstanding repayment obligation to Parent resulting from a draw on a guaranteed letter of credit.

No later than June 30, 2012 and annually every June 30 thereafter throughout the term of the Credit Support Agreement, so long as the Company desires to obtain a letter of credit facility that would be the subject of a Guaranty, the Company is required to solicit benchmark credit terms that would provide for the issuance of a letter of credit without a Guaranty from Parent, and report those benchmark terms to Parent. If, among other things, the annual fees payable by the Company on the issued amount of a letter of credit under a proposed letter of credit facility that is not guaranteed by Parent are equal to or less than 110% of the annual fees plus any applicable guarantee fee payable to Parent pursuant to a guaranteed letter of credit facility under the Credit Support Agreement, then the Company will be required to enter into such non-guaranteed letter of credit facility as soon as commercially reasonable and reduce the commitments under guaranteed letter of credit facilities in an amount equal to such non-guaranteed letter of credit facility.

The Credit Support Agreement will terminate after the later of the payment in full of all obligations thereunder and the termination or expiration of each Guaranty provided thereunder following the fifth anniversary of the CSA Effective Date. In addition, the Credit Support Agreement will terminate automatically and be of no further force or effect upon the Tender Offer Agreement being terminated in accordance with its terms.

The Credit Support Agreement may not be assigned by the Company without the prior written consent of Parent. During the period from the CSA Effective Date through December 31, 2013, Parent may not assign its rights and obligations under the Credit Support Agreement without the prior written consent of the Company. During the period from January 1, 2014 through June 30, 2016, Parent, as the initial guarantor (but not any assignee of Parent), may assign its rights and obligations under the Credit Support Agreement without consent of the Company to an entity satisfying certain credit requirements. Any assignment by Parent will not release Parent from its obligations to guarantee letters of credit pursuant to a letter of credit facility that is the subject of a Guaranty and outstanding as of the date of the assignment, so long as the Company continues to pay the guarantee fee relating to such letters of credit. In connection with an assignment during the period from January 1, 2014 through June 30, 2016 to an assignee that is rated lower than A by S&P or A2 by Moody’s, Parent would be required to either (a) pay to the Company an assignment fee equal to $20 million as of January 1, 2014 and reduced by $2 million per calendar quarter until reduced to zero (for example, the fee payable for an assignment on October 15, 2014 would be $14 million) or (b) agree to pay to the Company a make-whole amount based on a calculation of the amount actually paid by the Company to banks that are party to letter of credit facilities (both guaranteed and non-guaranteed) and to lenders in revolving credit facilities permitted under the Credit Support Agreement in increased costs as a result of Parent’s assignment of its rights and obligations under the Credit Support Agreement. Such make-whole amount would be payable on a quarterly basis from the assignment date through the fifth anniversary of the CSA Effective Date.

A copy of the Credit Support Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Credit Support Agreement is qualified in its entirety by reference to the full text of the Credit Support Agreement.

Affiliation Agreement

In connection with the Offer, the Company and Purchaser have entered into an Affiliation Agreement that will govern the relationship between Purchaser and the Company following the closing of the Offer (the “Affiliation Agreement”). Following the closing of the Offer and until the expiration of a standstill period (the “Standstill Period”), Purchaser, Parent, any of their respective affiliates and certain other related parties (the “Total Group”) may not:

• effect or seek any transaction that would result in the Total Group beneficially owning shares in excess of 63% during the period commencing with the closing of the Offer until the second anniversary of such closing, 66 2/3% during the period commencing on the second anniversary of the closing of the Offer until December 31, 2014, or 70% during the period commencing on January 1, 2015 and at any time thereafter (each percentage the “Applicable Standstill Limit”);

• request the Company or Company’s directors who are independent for stock exchange listing purposes and not appointed by Purchaser (the “Disinterested Directors”), or officers of employees of the Company, to amend or waive any of the standstill restrictions applicable to the Total Group; or

• enter into any discussions with any third party regarding any of the foregoing.

The Standstill Period will end upon:

• a change in control of the Company;

• the first time that the Total Group beneficially owns less than 15% of the outstanding voting power of the Company;

• certain breaches of the Affiliation Agreement by the Company;

• at a time that the Total Group has reduced its ownership level below specified thresholds, the commencement of a tender offer to acquire the Company by a third party (provided that the Standstill Period may be reinstated upon withdrawal of such third party tender offer and certain other events); or

• the termination of the Affiliation Agreement pursuant to its terms.

The Total Group may (1) from the closing of the Offer until the second anniversary of such closing, seek to effect a tender offer or merger to acquire 100% of the outstanding voting power of the Company so long as it is done at the invitation of and approval and recommendation of the Disinterested Directors; (2) during the period commencing on the second anniversary of the closing of the Offer until December 31, 2014, make and consummate a tender offer or effect a merger with the Company so long as it is approved and recommended by the Disinterested Directors; and (3) during the period commencing on January 1, 2015 and at any time thereafter, make and consummate a tender offer or propose and effect a merger so long as Purchaser complies with certain advance notice and prior negotiation obligations, including providing written notice to the Company at least 120 days in advance and making its designees reasonably available for negotiation with the Disinterested Directors.

During the Standstill Period no member of the Total Group may, among other things, solicit proxies or become a participant in an election contest relating to the election of directors to the Company Board.

If any member or members of the Total Group seek to transfer 40% or more of outstanding shares or voting power of the Company to a single person or group that is not a direct or indirect subsidiary of Parent, such transfer will be conditioned upon and cannot be effected unless the transferee either:

• makes a tender offer to acquire 100% of the voting power of the Company that is conditioned on a majority of the shares of voting stock held by stockholders that are not members of the Total Group being tendered and an irrevocable, unwaivable commitment by the transferee to promptly acquire in a subsequent merger any shares not purchased in such offer, to the extent any shares are purchased in such offer, for the same amount and form of consideration per share offered in such tender offeror; or

• proposes a merger providing for the acquisition of 100% of the voting power of the Company that is conditioned upon the approval of shares of voting stock representing a majority of the shares of voting stock held by stockholders that are not members of the Total Group in each case, at the same price per share of voting stock and using the same form of consideration to be paid, by the transferee to members of the Total Group.

Purchaser has a right to maintain its percentage ownership in connection with any new securities issued by the Company unless at any time Purchaser owns less than 40% of the outstanding voting power of the Company or transfers securities of the Company to a third party such that the Total Group no longer owns at least 50% of the outstanding voting power of the Company. Subject to the standstill limits described above, Purchaser may also purchase shares on the open market or in private transactions with disinterested stockholders. Generally, the loss of certain rights under the Affiliation Agreement based on The Total Group’s ownership percentage in the Company is subject to a nine-month “grace period” during which Purchaser may acquire more shares to stay above the applicable ownership percentage.

Immediately after the consummation of the Offer, the Company Board will be expanded to eleven persons, composed of the Chief Executive Officer of the Company (who will also serve as the chairman of the Company Board), four current members of the Company

Board, and six directors designated by the Purchaser. Directors designated by the Purchaser will also be able to serve on certain committees of the Company Board.

On the first anniversary of the consummation of the Offer, the size of the Company Board will be reduced to nine members and one Disinterested Director and one director designated by the Purchaser will resign from the Company Board.

If the Total Group’s ownership of Company common stock declines, the number of members of the Company Board that the Purchaser is entitled to nominate to the Company Board will be reduced as set forth in the Affiliation Agreement.

So long as the Total Group owns at least 30% of the outstanding voting power of the Company, neither the Total Group nor the Company may, without first obtaining the approval of two-thirds of the directors (including at least one Disinterested Director), effect any approval or adoption of the Company’s annual operating plan or budget that has the effect of reducing the planned letter of credit utilization under the Credit Support Agreement in any given year by more than 10% below the applicable maximum letter of credit amount in the Credit Support Agreement.

At any time when the Total Group owns at least 30% of the outstanding voting power of the Company, neither the Total Group nor the Company may effect any of the following without first obtaining the approval of a majority of the Disinterested Directors:

• any amendment to the Company’s certificate of incorporation or bylaws;

• any transaction that, in the reasonable judgment of the Disinterested Directors, involves an actual conflict of interest between the Total Group, on the one hand, and the Company and its affiliates, on the other hand;

• the adoption of any shareholder rights plan or the amendment or failure to renew the Company’s existing shareholder rights plan;

• except as provided above, the commencement of any tender offer or exchange offer by the Total Group for shares of the Company or securities convertible into shares of the Company, or the approval of a merger of the Company or any company that it controls with a member of the Total Group;

• any voluntary dissolution or liquidation of the Company or any company that it controls;

• any voluntary bankruptcy filing by the Company or any company that it controls or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of the Company or any company that it controls;

• any delegation of all or a portion of the authority of the Company Board to any committee of the Company Board;

• any amendment, modification or waiver of any provision of the Affiliation Agreement;

• any modification of director’s and officer’s insurance coverage; or

• any reduction in the compensation of the Disinterested Directors.

Until the first time that the Total Group owns 50% or less of the outstanding voting power of the Company or 40% or less of the outstanding voting power of the Company when at least $100 million in guarantees are outstanding pursuant to the Credit Support Agreement, the Company may not effect any of the following without first obtaining the approval of Purchaser:

• any amendment to the Company’s certificate of incorporation or bylaws;

• an acquisition by the Company where the aggregate net present value of the consideration paid or to be paid exceeds the lower of (i) 15% of the Company’s then-consolidated total assets or (ii) 15% of the Company’s market capitalization;

• a disposition by the Company where the aggregate net present value of the consideration received or to be received exceeds the lower of (i) 10% of the Company’s then-consolidated total assets or (ii) 10% of the Company’s market capitalization;

• the adoption of any shareholder rights plan or certain changes to the Company’s existing shareholder rights plan;

• except for the incurrence of certain permitted indebtedness, the incurrence of additional indebtedness in excess of a specified debt amount that is based on the Company’s trailing twelve month financial performance;

• subject to certain exceptions, any voluntary dissolution or liquidation of the Company or any company that it controls; or

• any voluntary bankruptcy filing by the Company or any company that it controls or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of the Company or any company that it controls.

Until the first time that the Total Group beneficially owns less than 15% of the outstanding voting power of the Company, neither the Company nor the Company Board is permitted to adopt any shareholder rights plan or make certain changes to the Company’s existing shareholder rights that would have specified adverse effects on the Total Group or a transferee of 40% of the voting power of the Company from a member of the Total Group in accordance with the provisions of the Affiliation Agreement, without the approval of Purchaser.

A copy of the Affiliation Agreement is attached hereto as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the Affiliation Agreement is qualified in its entirety by reference to the full text of the Affiliation Agreement.

Affiliation Agreement Guaranty

Parent has entered into a guaranty (the “Affiliation Agreement Guaranty”) pursuant to which Parent unconditionally guarantees the full and prompt payment of Parent’s, Purchaser’s and each of Parent’s direct and indirect subsidiaries’ payment obligations under the Affiliation Agreement and the full and prompt performance of Parent’s, Purchaser’s and each of Parent’s direct and indirect subsidiaries’ representations, warranties, covenants, duties and agreements contained in the Affiliation Agreement.

A copy of the Affiliation Agreement Guaranty is attached hereto as Exhibit 10.4 and is incorporated herein by reference. The foregoing description of the Affiliation Agreement Guaranty is qualified in its entirety by reference to the full text of the Affiliation Agreement Guaranty.

Research & Collaboration Agreement

In connection with the Offer, Purchaser and the Company have entered into a Research & Collaboration Agreement (the “R&D Agreement”) that establishes a framework under which they may engage in long-term research and development collaboration (“R&D Collaboration”). The R&D Collaboration is expected to encompass a number of different long-term projects and short- or medium-term projects (“R&D Projects”), with a focus on advancing technologies in the area of photovoltaics. The primary purpose of the R&D Collaboration is to (i) maintain and expand the Company’s technology position in the crystalline silicon domain; (ii) ensure the Company’s industrial competitiveness in the short, mid and long term; and (iii) prepare for the future and guarantee a sustainable position for both the Company and Purchaser to be best-in-class industry players.

The R&D Agreement contemplates a joint committee (the “R&D Strategic Committee”) that will identify, plan and manage the R&D Collaboration. Due to the impracticability of anticipating and establishing all of the legal and business terms that will be applicable to the R&D Collaboration or to each R&D Project, the R&D Agreement sets forth broad principles applicable to the parties’ potential R&D Collaboration, and Purchaser and the Company expect that the R&D Strategic Committee will establish the particular terms governing each particular R&D Project consistent with the terms set forth in R&D Agreement.

A copy of the Research & Development Agreement is attached hereto as Exhibit 10.5 and is incorporated herein by reference. The foregoing description of the R&D Agreement is qualified in its entirety by reference to the full text of the R&D Agreement.

Registration Rights Agreement

In connection with the Offer, Purchaser and the Company entered into a customary registration rights agreement (the “Registration Rights Agreement”) related to Purchaser’s ownership of Company shares. The Registration Rights Agreement provides Purchaser with shelf registration rights, subject to certain customary exceptions, and up to two demand registration rights in any 12-month period, also subject to certain customary exceptions. Purchaser also has certain rights to participate in any registrations of securities initiated by the Company. The Company will generally pay all costs and expenses incurred by the Company and Purchaser in connection with any shelf or demand registration (other than selling expenses incurred by Purchaser). The Company and Purchaser have also agreed to certain indemnification rights. The Registration Rights Agreement terminates on the first date on which (i) the shares held by Purchaser constitute less than 5% of the then-outstanding Shares, (ii) all securities held by Purchaser may be immediately resold pursuant to Rule 144 promulgated under the Exchange Act during any 90-day period without any volume limitation or other restriction, or (iii) the Company ceases to be subject to the reporting requirements of the Exchange Act.

A copy of the Registration Rights Agreement is attached hereto as Exhibit 10.6 and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

Stockholder Rights Plan

On April 28, 2011, prior to the execution of the Tender Offer Agreement, the Company entered into an amendment (the “Rights Agreement Amendment”) to the Rights Agreement, dated August 12, 2008, by and between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”), in order to, among other things, render the rights therein inapplicable to each of (i) the approval, execution or delivery of the Tender Offer Agreement, (ii) the commencement or consummation of the Offer, (iii) the consummation of the other transactions contemplated by the Tender Offer Agreement and the related agreements, or (iv) the public or other announcement of any of the foregoing.

A copy of the Rights Agreement Amendment is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Rights Agreement Amendment is qualified in its entirety by reference to the full text of the Rights Agreement Amendment.

Item 3.03	Material Modification to Rights of Security Holders

Please see the disclosure set forth under “Item 1.01 Entry into a Material Definitive Agreement,” which is incorporated by reference into this Item 3.03.

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer for the outstanding shares of the Company’s Class A and Class B common stock described in this announcement has not commenced and will only be made pursuant to a Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents). At the time the tender offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Purchaser and the Company intend to mail these documents to the stockholders of the Company. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information relating to the tender offer and the Company stockholders are urged to read those documents, and any amendments to those documents, carefully before making any decision with respect to the tender offer. Those materials and all other documents filed by Parent, Purchaser or the Company with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing such requests to MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885. The Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to the Company, 77 Rio Robles, San Jose, California 95134.

Item 9.01	Financial Statements and Exhibits

  (d) Exhibits

2.1	Tender Offer Agreement between SunPower Corporation and Total Gas & Power USA, SAS dated April 28, 2011.

4.1	Amendment to Rights Agreement by and between SunPower Corporation and Computershare Trust Company, N.A. dated April 28, 2011.

10.1	Tender Offer Agreement Guaranty between SunPower Corporation and Total S.A. dated April 28, 2011.

10.2	Credit Support Agreement between SunPower Corporation and Total S.A. dated April 28, 2011.

10.3	Affiliation Agreement between SunPower Corporation and Total Gas & Power USA, SAS dated April 28, 2011.

10.4	Affiliation Agreement Guaranty between SunPower Corporation and Total S.A. dated April 28, 2011.

10.5	Research & Collaboration Agreement between SunPower Corporation and Total Gas & Power USA, SAS dated April 28, 2011.

10.6	Registration Rights Agreement between SunPower Corporation and Total Gas & Power USA, SAS dated April 28, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNPOWER CORPORATION

Date: April 28, 2011	By:	/s/ DENNIS V. ARRIOLA
	Name:	Dennis V. Arriola
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

2.1	Tender Offer Agreement between SunPower Corporation and Total Gas & Power USA, SAS dated April 28, 2011.

4.1	Amendment to Rights Agreement by and between SunPower Corporation and Computershare Trust Company, N.A. dated April 28, 2011.

10.1	Tender Offer Agreement Guaranty between SunPower Corporation and Total S.A. dated April 28, 2011.

10.2	Credit Support Agreement between SunPower Corporation and Total S.A. dated April 28, 2011.

10.3	Affiliation Agreement between SunPower Corporation and Total Gas & Power USA, SAS dated April 28, 2011.

10.4	Affiliation Agreement Guaranty between SunPower Corporation and Total S.A. dated April 28, 2011.

10.5	Research & Collaboration Agreement between SunPower Corporation and Total Gas & Power USA, SAS dated April 28, 2011.

10.6	Registration Rights Agreement between SunPower Corporation and Total Gas & Power USA, SAS dated April 28, 2011.